                                    FORM 11-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

(Mark One)
[X]  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF
     1934

                   For the fiscal year ended December 31, 2001

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT
    OF 1934

               For the transition period from _______ to _________

                  Commission file numbers 1-2116 and 333-32530


       ROBBINS HARDWOOD FLOORING, INC. EMPLOYEES' RETIREMENT SAVINGS PLAN
                            (Full title of the Plan)

                        ARMSTRONG WORLD INDUSTRIES, INC.
                            ARMSTRONG HOLDINGS, INC.
               2500 Columbia Avenue Lancaster, Pennsylvania 17604
           (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

                                                                            Page

Item 1.    Independent Auditors' Report                                       4
           ----------------------------

Item 2.    Statements of Net Assets Available for Benefits as of
           ------------------------------------------------------
           December 31, 2001 and 2000                                         5
           --------------------------

Item 3.    Statements of Changes in Net Assets Available for Benefits for
           ---------------------------------------------------------------
           the years ended December 31, 2001 and 2000                         6
           ------------------------------------------

Notes to Financial Statements                                                 7

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)               13

Schedules not included herewith are omitted because of the absence of conditions under which they are required.

Exhibits
--------

Consent of Independent Auditors                                              14

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the committee constituting the administrator which administers the plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                   ROBBINS HARDWOOD FLOORING, INC.
                   EMPLOYEES' RETIREMENT SAVINGS PLAN



July 1, 2002       By: /s/: Donald C. Fetzer, Jr.
                   ------------------------------

                   Donald C. Fetzer, Jr., Member of the Administrative Committee

                          Independent Auditors' Report

                          ----------------------------

To the Profit Sharing Committee of the
   Robbins Hardwood Flooring, Inc.
   Employees' Retirement Savings Plan:


We have audited the accompanying statements of net assets available for benefits of the Robbins Hardwood Flooring, Inc. Employees' Retirement Savings Plan as of December 31, 2001 and 2000, and related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Robbins Hardwood Flooring, Inc. Employees' Retirement Savings Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                  /s/ KPMG LLP

Dallas, Texas
May 24, 2002

                         ROBBINS HARDWOOD FLOORING, INC.
                       EMPLOYEES' RETIREMENT SAVINGS PLAN

                 Statements of Net Assets Available for Benefits

                           December 31, 2001 and 2000


                                                                    2001                   2000
                                                               ----------------      ----------------
Assets:
     Investments, at fair value (note 5):

        Armstrong Holdings, Inc. common stock                  $        70,687                47,578
        Fidelity Magellan Fund                                       1,047,456             1,185,585
        Fidelity Equity Income Fund                                    111,777               193,501
        Fidelity Intermediate Bond Fund                                122,589               116,037
        Fidelity Overseas Fund                                          40,913                39,983
        Fidelity Asset Manager Fund                                     51,279               121,498
        Fidelity Retirement Money Market Fund                          969,759               889,395
        Participant loans                                               96,808               119,739
                                                               ----------------      ----------------
                 Total investments                                   2,511,268             2,713,316
                                                               ----------------      ----------------
     Receivables (note 2):
        Employer contributions                                           2,728               133,273
        Employee contributions                                           8,202                 2,166
        Participants loans                                               1,115                   129
                                                               ----------------      ----------------
                 Total receivables                                      12,045               135,568
                                                               ----------------      ----------------
                 Total assets                                        2,523,313             2,848,884
     Refunds payable to participants                                    23,704                38,845
                                                               ----------------      ----------------
                 Net assets available for benefits             $     2,499,609             2,810,039
                                                               ================      ================

See accompanying notes to financial statements.

                         ROBBINS HARDWOOD FLOORING, INC.
                       EMPLOYEES' RETIREMENT SAVINGS PLAN

            Statements of Changes in Net Assets Available for Benefits

                     Years ended December 31, 2001 and 2000

                                                                  2001            2000
                                                              ------------    ------------
Additions to net assets attributed to:
     Investment income (loss):
        Interest and dividend income                          $     70,012         159,780
        Net depreciation in fair value
            of investments (note 5)                               (138,867)       (352,461)
                                                              ------------    ------------
                 Net investment loss                               (68,855)       (192,681)
                                                              ------------    ------------
     Contributions:
        Employer (note 2)                                           87,143         224,315
        Participant (note 2)                                       289,790         236,765
        Rollovers (note 3)                                             --            4,521
                                                              ------------    ------------
                 Total contributions                               376,933         465,601
                                                              ------------    ------------
                 Total additions                                   308,078         272,920

Deductions from net assets attributable to:
     Benefits paid to participants (notes 2 and 3)                 618,508         949,359
                                                              ------------    ------------
                 Net decrease                                     (310,430)       (676,439)
Net assets available for benefits at beginning of year           2,810,039       3,486,478
                                                              ------------    ------------
Net assets available for benefits at end of year              $  2,499,609       2,810,039
                                                              ============    ============

See accompanying notes to financial statements.

                         ROBBINS HARDWOOD FLOORING, INC.
                       EMPLOYEES' RETIREMENT SAVINGS PLAN
                          Notes to Financial Statements
                           December 31, 2001 and 2000

(1)  General Information

     The Robbins Hardwood Flooring, Inc. Employees' Retirement Savings Plan (the
     Plan) became effective on March 28, 1997. On July 22, 1998, Armstrong Wood Products, Inc. (formerly known as Triangle Pacific Corp.) was acquired by Armstrong World Industries, Inc. (a subsidiary of Armstrong Holdings, Inc.). The Board of Directors of Armstrong Wood Products, Inc. intends to continue providing retirement benefits through the Company's defined contribution plans.

(2)  Description of the Plan

     The following description of the Plan provides only general information. Participants should refer to the Plan document for more detailed information.

     (a)  General

          The Plan is a defined contribution plan which provides retirement benefits to employees of the Robbins Hardwood Flooring, Inc. division of Armstrong Wood Products, Inc. (the Plan administrator or the Company) who are not members of a collective bargaining agreement who work at least 1,000 hours annually, with new participants required to be at least 21 years of age and employed by the Company at least one year. Effective November 1, 2001, the Plan was amended to allow for immediate participation by employees, except for certain employees covered by a collective bargaining agreement, upon the completion of one hour of service. The Plan is administered by Armstrong Wood Products, Inc. and advised by the Retirement Committee appointed by the board of directors. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     (b)  Contributions

          Participants are permitted to contribute up to 16% of their eligible compensation to the Plan, as defined by the committee. Participants may elect to invest their contributions in any of the available investment funds offered by Fidelity Management Trust Company, the Trustee. Participants are able to direct all contributions to their account in 25% increments to the investment funds offered by the Trustee.

          Effective January 1, 2000, the Plan increased the employer matching percentage to 50% of qualified employee contributions up to 6% of the employee's annual earnings for all participants who are not covered under a collective bargaining agreement. Additionally, the Plan includes a profit sharing component. The Company may contribute a discretionary profit sharing amount solely at the discretion of the board of directors. The board of directors approved discretionary profit sharing contributions totaling $0 and $131,607 for the plan years ended December 31, 2001 and 2000, respectively.

                         ROBBINS HARDWOOD FLOORING, INC.
                       EMPLOYEES' RETIREMENT SAVINGS PLAN
                          Notes to Financial Statements
                           December 31, 2001 and 2000

     (c)  Participant Accounts

          Each participant's account is credited with the participant's contribution and an allocation of the Company's contributions, Plan earnings, and forfeitures of terminated participants' nonvested accounts. Allocations to participant accounts are based on the participant's annual earnings for profit sharing contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     (d)  Vesting

          Participants are fully vested in their voluntary contributions plus actual earnings thereon. Employee vesting in the Company's matching and profit sharing contributions is based on the participant's years of service with the Company. The participants are vested on an incremental basis. The participants become 20% vested after one year of service. The vesting percentage increases 20% a year until becoming fully vested after five years of service.

     (e)  Investment Options

          Elective and nondeductible contributions may be invested in a guaranteed income fund, fixed income funds, equity funds, or a money market fund at the option of the participating employee. The Plan has investment options available to which participants may allocate their contributions as follows:

          . Armstrong Holdings, Inc. Common Stock - Effective April 1, 1999, the Plan was amended to include Armstrong World Industries, Inc. common stock as one of the investment options. On May 1, 2000, Armstrong Holdings, Inc. acquired the stock of Armstrong World Industries, Inc. An indirect holding in Armstrong World Industries, Inc. makes up substantially all of the assets of Armstrong Holdings, Inc. Armstrong Holdings, Inc. is publicly traded on the New York Stock Exchange. On December 6, 2000, Armstrong World Industries, Inc. filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code in Wilmington, DE in order to use the court-supervised reorganization process to achieve a resolution of its asbestos liability. Armstrong Wood Products, Inc. was not included in the filing. As of December 19, 2000, the Plan was amended to eliminate the Armstrong Holdings, Inc. Common Stock fund as an investment option effective with contributions made on or after December 27, 2000 and transfers processed on or after January 1, 2001.

          . Fidelity Magellan Fund - The Fidelity Magellan Fund is a diversified portfolio of common stocks of domestic and foreign issuers. The portfolio seeks capital appreciation by investing in growth stocks, value stocks, or both.

          . Fidelity Equity Income Fund - The Fidelity Equity Income Fund has a primary objective of seeking reasonable income levels by investing 65% of total assets in foreign and domestic income producing equity securities, such as stocks, bonds, and other debt securities. The fund also seeks capital appreciation when consistent with its primary objective.

                         ROBBINS HARDWOOD FLOORING, INC.
                       EMPLOYEES' RETIREMENT SAVINGS PLAN
                          Notes to Financial Statements
                           December 31, 2001 and 2000



          . Fidelity Intermediate Bond Fund - The Fidelity Intermediate Bond Fund has a primary objective of seeking high current income by investing in U.S. dollar-dominated investment grade debt securities with maturities between three to ten years. The Lehman Brothers Intermediate Government/Corporate Bond Index is used as a guide in structuring the fund and selecting the investments.

          . Fidelity Overseas Fund - The Fidelity Overseas Fund seeks long-term growth of capital by primarily investing in the common stock of foreign issuers.

          . Fidelity Asset Manager Fund - The Fidelity Asset Manager Fund strives for high total return with reduced risk over the long term. The fund pursues this goal with diversified investments of stocks, bonds, short-term and money market instruments, both domestic and international, while maintaining a diversified mix of securities.

          . Fidelity Retirement Money Market Fund - The Fidelity Retirement Money Market Fund seeks to earn a high level of current income while maintaining a stable $1.00 share price by investing in high-quality, short-term securities. These securities may include, but are not limited to, high-quality, short-term U.S. dollar-denominated money market securities, domestic, and foreign issuers.

          (f) Participant Loans

              Participants may borrow from the Plan an amount less than 50% of the participant's vested account balance. In no event can the participant borrow more than $50,000. Loans are for a period not to exceed five years, except for loans to acquire any dwelling to be used as the principal residence for the participant, and bear interest at a reasonable rate as established by the Plan administrator. Interest rate at December 31, 2001 was 5.75%.

          (g) Payment of Benefits

              On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum distribution or a rollover into another investment. The timing of the lump-sum payment will be determined by the Plan administrator or disbursed as soon as administratively feasible upon filing a notice with the Employee Benefits Department. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Participants may make hardship withdrawals from their earnings deferred contributions at specified times, subject to the determination by the Plan administrator, that the withdrawal is required to meet an immediate and heavy financial need.

          (h) Forfeitures

              Company contributions forfeited by terminating employees are used to reduce future Company contributions to the Plan ($10,624 and $6,339 in 2001 and 2000, respectively). The Company will reinstate forfeited balances to the accounts of participants who rejoin the Company within five years of their termination.

                         ROBBINS HARDWOOD FLOORING, INC.
                       EMPLOYEES' RETIREMENT SAVINGS PLAN
                          Notes to Financial Statements
                           December 31, 2001 and 2000

     (3)  Summary of Significant Accounting Policies

          (a)  Basis of Accounting

               The financial statements of the Plan are prepared under the accrual method of accounting.

          (b)  Investment Valuation and Income Recognition

               The Plan's investments are stated at fair value and have been determined based on closing market quotations. Purchases and sales of securities are recorded by the trustee at current cost on the trade date. Realized and unrealized gains (losses) on investments are based on the fair value of the assets at the beginning of the Plan year or at the time of purchase during the year. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

          (c)  Administration Expenses

               In accordance with the provisions of the Plan, unless paid by the Company, all costs of administering the Plan are charged to the Plan. During 2001 and 2000, all significant expenses were paid by the Company ($1,289 in 2001 and $8,526 in 2000).

          (d)  Payment of Benefits

               Benefits are recorded when distributed.

          (e)  Rollover Contributions

               Employee rollovers represent receipts from employees receiving distributions from their previous employers' qualified plan(s).

          (f)  Use of Estimates

               The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

          (g)  New Accounting Pronouncements

               In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS No. 133). SFAS No. 133 requires that an entity recognize all derivatives in its statement of net assets and measure those instruments at fair value with changes recognized in the statement of changes in net assets.

               SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Pursuant to SFAS No. 137, the Plan adopted SFAS No. 133 effective January 1, 2001. The adoption of SFAS No. 133 did not have a material impact on the Plan financial statements.

                         ROBBINS HARDWOOD FLOORING, INC.
                       EMPLOYEES' RETIREMENT SAVINGS PLAN
                          Notes to Financial Statements
                           December 31, 2001 and 2000

(4)    Units

       Participant accounts are assigned investment fund units/shares. The net asset value per unit/share by fund/account for the 2001 and 2000 calendar quarters ended is as follows:



                                                              2001 quarters ended               Units at
                                            ------------------------------------------------  December 31,
                                             March 31    June 30   September 30  December 31      2001
                                            ----------  ---------  ------------  -----------  ------------
      Armstrong Holdings, Inc.
          common stock                      $     4.05       3.55          2.73         3.41        20,729
      Fidelity Magellan Fund                    104.50     111.09         94.03       104.22        10,050
      Fidelity Equity Income Fund                49.77      52.19         45.62        48.77         2,292
      Fidelity Intermediate Bond
          Fund                                   10.22      10.14         10.45        10.32        11,879
      Fidelity Overseas Fund                     30.50      30.50         24.89        27.42         1,492
      Fidelity Asset Manager Fund                15.70      16.11         14.71        15.50         3,308
      Fidelity Retirement Money
          Market Fund                             1.00       1.00          1.00         1.00       969,759

                                                              2000 quarters ended               Units at
                                            ------------------------------------------------  December 31,
                                             March 31    June 30   September 30  December 31      2000
                                            ----------  ---------  ------------  -----------  ------------
      Armstrong Holdings, Inc.
          common stock                      $    17.88      15.30         11.94         2.07        23,063
      Fidelity Magellan Fund                    143.25     134.63        133.84       119.30         9,938
      Fidelity Equity Income Fund                50.62      50.37         53.71        53.43         3,622
      Fidelity Intermediate Bond
          Fund                                    9.75       9.75          9.86        10.04        11,557
      Fidelity Overseas Fund                     48.27      45.73         42.42        34.37         1,163
      Fidelity Asset Manager Fund                19.05      18.80         19.11        16.82         7,223
      Fidelity Retirement Money
          Market Fund                             1.00       1.00          1.00         1.00       889,395

(5)    Investments

       The following investments exceed 5% of the Plan's net assets available for Plan benefits at December 31, 2001 and 2000:

                                                              Fair value
                                                      --------------------------
                                                          2001           2000
                                                      ------------  ------------
      Fidelity Magellan Fund                          $  1,047,456     1,185,585
      Fidelity Equity Income Fund                          111,777       193,501
      Fidelity Retirement Money Market Fund                969,759       889,395
      Other - less than 5%                                 382,276       444,835
                                                      ------------  ------------

                    Total investments                 $  2,511,268     2,713,316
                                                      ============  ============

                         ROBBINS HARDWOOD FLOORING, INC.
                       EMPLOYEES' RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements
                           December 31, 2001 and 2000

       During 2001 and 2000, the Plan's investments had net realized and unrealized gains (losses) as follows:

                                                                               2001            2000
                                                                           ------------    -----------
      Armstrong Holdings, Inc. common stock                                $     30,425       (139,630)
      Fidelity Magellan Fund                                                   (147,014)      (192,967)
      Fidelity Equity Income Fund                                               (11,335)           465
      Fidelity Intermediate Bond Fund                                             3,014          3,097
      Fidelity Overseas Fund                                                     (9,047)       (13,049)
      Fidelity Asset Manager Fund                                                (4,910)       (10,377)
                                                                           ------------    -----------
                    Net depreciation in fair value of investments          $   (138,867)      (352,461)
                                                                           ============    ===========

      The components of investment income (loss) for the years ended December 31,2001 and 2000 are as follows:

                                                                               2001            2000
                                                                           ------------    -----------
      Investment income (loss):
          Interest and dividend income                                     $     70,012        159,780
          Net depreciation in fair value of investments                        (138,867)      (352,461)
                                                                           ------------    -----------
                                                                           $    (68,855)      (192,681)
                                                                           ============    ===========

     (6)  Tax Status of the Plan

          The Company has not yet received a determination letter from the Internal Revenue Service as of December 31, 2001. However, the Plan administrator and the Plan's management believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

     (7)  Plan Termination

          Although it has not expressed intent to do so, the Plan administrator has the right to terminate the Plan at any time, subject to the provisions of ERISA. In the event of termination, participants will become fully vested in their accounts.

     (8)  Related-Party Transactions

          Certain Plan investments are shares of common stock of Armstrong Holdings, Inc. and shares of mutual funds managed by Fidelity Investments. Armstrong Wood Products, Inc. is a wholly owned subsidiary of Armstrong World Industries, Inc. Fidelity Management Trust Company is the Trustee as defined by the Plan. Therefore, transactions involving these entities or funds qualify as party-in-interest transactions.

     (9)  Subsequent Events

          In 2002, the Plan was amended due to changes in various legislation and governmental regulations. These amendments were compliance related and no changes were made to the design of the Plan.

          Subsequent to December 31, 2001, the date for valuation of plan assets provided herein, the value of plan investments has changed, and some have fallen significantly from their values shown here.

                         ROBBINS HARDWOOD FLOORING, INC.
                       EMPLOYEES' RETIREMENT SAVINGS PLAN

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                               December 31, 2001

Identity of issuer            Description of investment                  Current value
-------------------------     -------------------------------------      -------------
Armstrong Holdings, Inc.*     Common stock                               $      70,687
Fidelity Investments*         Fidelity Magellan Fund                         1,047,456
Fidelity Investments*         Fidelity Equity Income Fund                      111,777
Fidelity Investments*         Fidelity Intermediate Bond Fund                  122,589
Fidelity Investments*         Fidelity Overseas Fund                            40,913
Fidelity Investments*         Fidelity Asset Manager Fund                       51,279
Fidelity Investments*         Fidelity Retirement Money Market Fund            969,759
Participant loans*            Loans to participants                             96,808
                                                                         -------------
                                   Total investments                     $   2,511,268
                                                                         =============

*Party-in-interest

See accompanying independent auditors' report.